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                               July 5, 2023

       Michael Nieri
       Chief Executive Officer
       United Homes Group, Inc.
       90 N Royal Tower Drive
       Irmo, SC 29063

                                                        Re: United Homes Group,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 28, 2023
                                                            File No. 333-271527

       Dear Michael Nieri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 28,
2023

       Prospectus Cover Page, page i

   1. We note your response to comments 1 and 2 and reissue the comments in part. Please revise your disclosure
to clarify the price per share each selling stockholder paid for the securities, whether
originally purchased through the PIPE Investment or Convertible
                                                        Notes. We note, for
example, that your financial statements disclose that certain PIPE
                                                        Investors purchased
their shares at $10.00 per share and/or $0.01 per share. In addition, please clearly state
the price paid for by public stockholders acquiring their shares.
   2. Please revise when discussing the percentage of common stock outstanding relating to the notes to exclude the
exercise of the warrants. Please also revise when discussing the resale registration to
exclude the notes and the warrants. In addition, please separately
 Michael Nieri
United Homes Group, Inc.
July 5, 2023
Page 2
      calculate the total percentages being registered on this and the concurrent registration statement. Please clearly reflect that the common stock being registered includes the common stock upon exercise of the warrants.
       You may contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 if you
have any questions.



                                                            Sincerely,
FirstName LastNameMichael Nieri
                                                            Division of
Corporation Finance
Comapany NameUnited Homes Group, Inc.
                                                            Office of Real
Estate & Construction
July 5, 2023 Page 2
cc:       Andrew M. Tucker
FirstName LastName